Exhibit 99.1



<u>**FOR IMMEDIATE RELEASE**</u>

Editorial Contact
Andrew Staples
Walt & Company
408.369.7200 x1056
astaples@walt.com

Investor Contact
Nicole Noutsios
NMN Advisors
510.451.2952

ADAPTEC SELLS SNAP SERVER NAS BUSINESS TO OVERLAND STORAGE

*Adaptec to Retain iSCSI Hardware and Software Products and
Technology as Part of Long-Term Strategy*

MILPITAS, Calif. – June 30, 2008 – Adaptec Inc. (NASDAQ: ADPT), a global leader in storage solutions, today announced that it has sold its Snap Server NAS business, including the brand and all assets related to Snap Server networked and desktop storage appliances, to Overland Storage Inc. (NASDAQ: OVRL) for a net consideration of $3.6 million. Under the terms of the agreement, Adaptec will retain ownership of all iSCSI-based hardware and software products and assets, which will be rebranded and managed by Adaptec.

"The sale of the Snap Server business allows us to focus on strengthening our leadership position in the Unified Serial RAID controller business, leverage our iSCSI assets and continue to streamline the company's operations," said S. "Sundi" Sundaresh, president and chief executive officer, Adaptec Inc.

"With the acquisition of the Snap Server storage appliances, Overland is well positioned to extend our end-to-end data protection offerings while also meeting our customers' and partners' growing needs for best-of-class, distributed NAS appliances," said Vern LoForti, president and chief executive officer, Overland Storage. "The award-winning Snap Server family complements our existing robust portfolio of disk-, tape- and SAN-based products to reinforce Overland's strength as a global leader in the growing data protection market. At the same time we are thrilled at the creative talent pool that will be joining our existing team in strengthening a truly world class organization."

Overland Storage will take over control of all existing Snap Server networked and desktop storage appliance assets including licenses, patents, existing product inventory and fixed assets and assume customer support obligations. Approximately 50 Adaptec employees will receive offers to join Overland Storage effective June 30, 2008. These employees will remain in the same facility in Milpitas, California which Overland is subleasing from Adaptec.

Today, Adaptec offers a comprehensive family of products built upon its Unified Serial™ Architecture that allows VARs, OEMs and IT organizations to create flexible storage solutions with cost-effective, high-capacity Serial ATA (SATA) disk drives, or high-performance Serial Attached SCSI (SAS) drives, or both, in a single storage system. In addition, Adaptec will continue to focus on iSCSI market opportunities, and the development of new technologies for integrating high-value, competitive advantages into its RAID controller and HBA products lines. It is also working to expand its global sales channels and strategic partnerships within the data storage ecosystem to increase its visibility in strategic markets.

Additional information will be provided in a Form 8-K that will be filed with the Securities and Exchange Commission in connection with these agreements, as well as during Adaptec's Q1 quarter 2009 conference call.

About Adaptec

Adaptec, Inc. provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading channel partners and Original Equipment Manufacturers (OEMs) to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at www.adaptec.com.

Safe Harbor Statement

This news release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec or Overland Storage, and may be identified by words such as "expects," "anticipates," "will," "intends," "plans," "projects," "believes" and other words or phrases expressing the possibility or potential for events to occur in the future. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: if we do not meet our restructuring objectives, we may have to continue to implement additional plans in order to reduce our operating costs; achieving necessary support from the contract manufacturers to which we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

###